SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 17, 2019

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, April 17, 2019 regarding “First quarter report 2019”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: April 17, 2019

First quarter report 2019

Stockholm, April 17, 2019

First quarter highlights

•	Sales were SEK 48.9 (43.4) b. Sales adjusted for comparable units and currency increased by 7% driven by strong growth in North America. Reported sales grew by 13%.

•	Gross margin was 38.4% (34.2%) driven by improvements in Networks and Managed Services.

•

Operating income was SEK 4.9 (-0.3) b. and operating margin was 10.0% (-0.7%). Operating income, excluding restructuring charges of SEK -0.2 b. and certain positive non-recurrent items1) of SEK 1.6 b. was SEK 3.5 b., which equals to an operating margin of 7.2%.

•	Net income improved to SEK 2.4 (-0.7) b.

•	Free cash flow excluding M&A was SEK 4.1 (0.7) b. Net cash amounted to SEK 36.1 (35.6) b.

•	51% of MediaKind was divested February 1, 2019. The acquisition of antenna and filter assets from Kathrein is expected to close Q3.

SEK b.	Q1 2019	Q1 2018	YoY change	Q4 2018	QoQ change
Net sales	48.9	43.4	13%	63.8	-23%
Sales growth adj. for comparable units and currency	—	—	7%	—	—
Gross margin	38.4%	34.2%	—	25.7%	—
Operating income (loss)	4.9	-0.3	—	-1.9	—
Operating margin	10.0%	-0.7%	—	-2.9%	—
Net income (loss)	2.4	-0.7	—	-6.5	—
EPS diluted SEK	0.70	-0.25	—	-1.99	—
EPS (non-IFRS) SEK 2)	0.80	0.11	—	-0.77	—
Free cash flow excluding M&A	4.1	0.7	—	3.0	37%
Net cash. end of period	36.1	35.6	2%	35.9	1%
Gross margin excluding restructuring charges	38.5%	35.9%	—	32.0%	—
Operating income (loss) excluding restructuring charges	5.1	0.9	—	2.6	99%
Operating margin excluding restructuring charges	10.4%	2.0%	—	4.0%	—

1)

Certain non-recurrent items are; a capital gain related to the divestment of 51% of MediaKind (SEK 0.7 b.), divestment of certain assets in Red Bee Media (SEK 0.1 b.) and a reversal of an earlier provision for impairment of trade receivables following customer payment (SEK 0.7 b.)

2)

EPS diluted, excl. amortizations and write-downs of acquired intangible assets, and excluding restructuring charges. Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

1 Ericsson | First Quarter Report 2019

CEO comments

For the third consecutive quarter we showed organic sales growth1), this quarter by 7%. Growth was mainly driven by North America. Our strategy, to work with lead customers in lead markets, is generating both 5G business and hands-on experience in 5G rollout and commercialization. To date we have publicly announced commercial 5G deals with 18 named operator customers, which, at the moment, is more than any other vendor.

5G services, including mobility, have been launched in South Korea and North America. While Switzerland has released spectrum allowing Swisscom to offer commercial 5G services, using our equipment, the development in other parts of Europe is considerably slower primarily due to lack of spectrum, poor investment climate and additional uncertainties related to future vendor market access.

Gross margin2) improved to 38.5% (35.9%) YoY, driven by improvements in segments Networks and Managed Services, and also by the recently signed patent license agreement with OPPO.

Segment Networks had a strong quarter with an organic sales growth1) of 10% YoY, driven by increased investments in North America. Networks gross margin2) improved to 43.2% (40.4%) YoY, mainly due to higher hardware capacity sales and IPR revenues. In the quarter we announced our intent to acquire the German company Kathrein’s antenna and filters business. This will further expand our capabilities in the advanced active and passive antenna domains, which are growing in importance as 5G evolves.

In Managed Services, sales fell organically1) by -5% due to headwind from contract exits. In the quarter, our Operations Engine was launched with good response from our customers. Gross margin2) improved to 17.7% (9.1%) YoY, supported by efficiency gains and customer contract reviews. Excluding a non-recurrent positive effect of SEK 0.7 b. from a customer settlement, the operating margin2) was 8.6%, exceeding the higher range of our financial target for 2020.

Organic sales1) in Digital Services were stable YoY. We continue to see a good business momentum for the new portfolio of 5G-ready and cloud-native products, with many important contract wins in the quarter. Gross margin excluding restructuring charges and the BSS provision in Q4 20183) was stable QoQ and operating income2) improved YoY driven by reductions in operating expenses. Gross margin2) declined YoY as Q1 2018 was supported by a favorable business mix. We continue to execute on our plan to turn the Digital Services business around. Implementation of the revised BSS strategy, announced in January 2019, is progressing well.

Organic sales growth1) in segment Emerging Business and Other was 38% YoY driven by growth in iconectiv. Gross margin2) was stable YoY. In the quarter 51% of MediaKind was divested, generating a gain of SEK 0.7 b. In segment Emerging Business and Other we invest in initiatives that aim to scale and help create future business for Ericsson. With the exception of iconectiv, the portfolio is still in an early phase. We are also incurring extra costs as we restructure some of the older innovation investments.

Driven by improved earnings, free cash flow excluding M&A amounted to SEK 4.1 (0.7) b. in the quarter and with a strong cash position we are well positioned to grow the company in a profitable way.

As previously disclosed, we have been voluntarily cooperating since 2013 with an investigation by the United States Securities and Exchange Commission (SEC) and, since 2015, with an investigation by the United States Department of Justice (DOJ) into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). We continue to cooperate with the SEC and the DOJ, and have recently begun settlement discussions. These discussions are in a very early stage and therefore we are not able to estimate their length. Further, as this is an ongoing legal matter we cannot provide any detail. However, based on the current status of the discussions it is our assessment that the resolution of these matters will result in material financial and other measures, the magnitude and impact of which cannot be reliably estimated or ascertained at this time.

As previously communicated, we continue to take strategic contracts and incur costs for 5G field trials and, in addition, by end of 2019 we expect large-scale deployments of 5G to commence in parts of Asia. Combined, this will gradually impact short-term margins but strengthen our position in the long term. The impact of strategic contracts and 5G field trials was limited in Q1. The 5G market is gaining momentum and we are well positioned to capture opportunities. We will continue to make substantial investments in R&D, especially in 5G, automation and AI. This is a key part of our focused strategy to strengthen our long-term business and path to reaching our targets for 2020 and 2022.

Börje Ekholm

President and CEO

1)	Organic sales growth: Sales growth adjusted for comparable units and currency

2)	Excluding restructuring charges

3)	BSS (Business Support Systems) provision in Q4 2018 was SEK 5.9 b.

Planning assumptions going forward

Market related

•	The Radio Access Network (RAN) equipment market is estimated to increase by 3% for full-year 2019 with 2% CAGR for 2018-2023. (Source: Dell’Oro.)

Ericsson related

Net sales

•	Two-year average sales seasonality between Q1 and Q2 is 10%. However, the current sales level in North America is expected to remain, leading to lower effects from seasonality between quarters than normally throughout 2019.

•	The revenues for current IPR licensing contract portfolio is approximately SEK 9 b. on an annual basis.

Gross margin

•	Strategic contracts in Networks, with initially low margins, taken to strengthen the market position, will have a negative impact on gross margins without jeopardizing the 2020 target. The impact was limited in the quarter but is expected to start to impact gross margin in Q2.

•	Large 5G deployments in parts of Asia are expected to commence at the end of 2019 and will impact gross margin negatively in the short term.
•	The share of services sales in North America is expected to gradually increase, impacting gross margin negatively.

Operating expenses

•	Operating expenses typically increase between Q1 and Q2 due to seasonality.

•	Costs for 5G field trials will impact SG&A and will increase in the next few quarters.

•	Networks R&D expenses are expected to flatten out.

Restructuring charges and Tax

•	Restructuring charges for full-year 2019 are estimated to be SEK -3 to -5 b.

•	Tax rate in Q1 2019 was 44%. The rate is a result of forecasted geographical distribution of profits for full-year 2019.

Currency exposure

•	Rule of thumb: A change by 10% of USD to SEK would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point

2 Ericsson | First Quarter Report 2019	CEO comments

Financial highlights

SEK b.	Q1 2019	Q1 2018	YoY change	Q4 2018	QoQ change
Net sales	48.9	43.4	13%	63.8	-23%
Sales growth adj. for comparable units and currency	—	—	7%	—	—
Gross income	18.8	14.9	26%	16.4	15%
Gross margin (%)	38.4%	34.2%	—	25.7%	—
Research and development (R&D) expenses	-9.2	-9.1	1%	-10.7	—
Selling and administrative expenses	-6.0	-6.2	—	-7.7	—
Impairment losses on trade receivables	0.6	0.0	—	0.4	45%
Other operating income and expenses	0.8	0.1	—	-0.3	—
Operating income (loss)	4.9	-0.3	—	-1.9	—
Operating margin (%)	10.0%	-0.7%	—	-2.9%	—
Financial net	-0.6	-0.5	12%	-0.7	-15%
Taxes	-1.9	0.1	—	-3.9	-52%
Net income (loss)	2.4	-0.7	—	-6.5	—
Restructuring charges	-0.2	-1.2	—	-4.4	—
Gross income excluding restructuring charges	18.8	15.6	21%	20.4	-8%
Gross margin excluding restructuring charges	38.5%	35.9%	—	32.0%	—
R&D expenses excluding restructuring charges	-9.0	-8.7	3%	-10.4	-13%
SG&A expenses excluding restructuring charges	-6.0	-6.1	—	-7.6	—
Operating income (loss) excl. restructuring charges	5.1	0.9	—	2.6	99%
Operating margin excluding restructuring charges	10.4%	2.0%	—	4.0%	—

Net sales

Sales adjusted for comparable units and currency increased by 7% YoY, driven by growth in Networks. Networks sales adjusted for comparable units and currency increased by 10% YoY, with strong sales growth in North America and in North East Asia. Digital Services sales adjusted for comparable units and currency were flat YoY. Managed Services sales adjusted for comparable units and currency declined by -5% YoY, as a result of exited contracts. Sales adjusted for comparable units and currency in Emerging Business and Other increased by 38% YoY, driven by iconectiv.

Reported sales for the Group increased by 13% YoY.

Sequentially, sales as well as sales adjusted for comparable units and currency declined following a seasonally strong Q4.

IPR licensing revenues

IPR licensing revenues increased to SEK 2.5 (1.9) b. YoY and sequentially from SEK 2.1 b. The YoY increase was mainly due to new contracts signed and currency effects from a stronger USD versus SEK.

Gross margin

Gross margin increased to 38.4% (34.2%). Gross margin excluding restructuring charges increased to 38.5% (35.9%), driven mainly by improvements in Networks and Managed Services. Higher IPR licensing revenues and progress in customer contract reviews in Managed Services had a positive impact on gross margin YoY.

Sequentially, gross margin increased to 38.4% from 25.7%. Gross margin excluding restructuring charges increased to 38.5% from 32.0%, with improvements in all segments.

Operating expenses

R&D expenses increased to SEK -9.2 (-9.1) b. mainly due to currency effects. R&D expenses increased in both Networks and Managed Services while it decreased in Digital Services as well as in Emerging Business and Other. The net impact from capitalized and amortized R&D expenses was SEK 0.0 (-0.4) b.

Selling and administrative (SG&A) expenses decreased to SEK -6.0 (-6.2) b. YoY despite a negative impact from currency effects.

Impairment losses on trade receivables were positive at SEK 0.6 (0.0) b., due to a reversal of a provision for impairment of trade receivables following customer payments of SEK 0.7 b.

Other operating income and expenses

Other operating income and expenses increased YoY to SEK 0.8 (0.1) b. and sequentially from SEK -0.3 b., mainly due to capital gains related to the divestment of 51% of MediaKind and the divestment of assets in Red Bee Media.

Restructuring charges

Restructuring charges decreased to SEK -0.2 (-1.2) b. YoY.

Operating income and margin

Operating income and margin, excluding restructuring of SEK -0.2 b. and certain non-recurrent items of SEK 1.6 b., improved YoY to SEK 3.5 (0.9) b. and 7.2% (2.0%) respectively. The above non-recurrent items are a capital gain related to the divestment of 51% of MediaKind (SEK 0.7 b.), divestment of certain assets in Red Bee Media (SEK 0.1 b.) and a reversal of a provision for impairment of trade receivables following customer payment (SEK 0.7 b.)

Reported operating income and margin improved to SEK 4.9 (-0.3) b. and 10.0% (-0.7%) respectively. Implementation of IFRS 16 improved operating income by SEK 0.1 b.

Sequentially, operating income and margin improved to SEK 4.9 b. from SEK -1.9 b. and to 10.0% from -2.9% respectively. Operating income excluding restructuring charges improved to SEK 5.1 b. from SEK 2.6 b. supported by capital gains of SEK 0.8 b. and of the reversal of the provision in trade receivables of SEK 0.7 b.

In Q4 2018, operating income was significantly impacted by negative effects of costs related to the revised BSS strategy.

3 Ericsson | First Quarter Report 2019	Financial highlights

Financial net

The negative financial net increased to SEK -0.6 (-0.5) b. and improved sequentially from SEK -0.7 b. The currency hedge effects, which derive from the hedge loan balance in USD, impacted financial net by SEK -0.2 (-0.1) b. The SEK weakened against the USD between December 31, 2018 (SEK/USD rate 8.94) and March 31, 2019 (SEK/USD rate 9.26). In the quarter, interest expenses on financial leases were SEK -0.1 (0.0) b. as an effect of IFRS 16 implementation.

Taxes

Taxes were SEK -1.9 (0.1) b., equal to a tax rate of 44%. The rate is a result of forecasted geographical distribution of profits for 2019.

Net income (loss) and EPS

Net income increased to SEK 2.4 (-0.7) b. and EPS diluted increased to SEK 0.70 (-0.25) YoY.

Employees

The number of employees on March 31, 2019, was 94,580, a net decrease of 779 employees in the quarter. The employee reduction is related to the 51% divestment of MediaKind.

4 Ericsson | First Quarter Report 2019	Financial highlights

Market area sales

	First quarter 2019					Change
SEK b.	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	YoY	QoQ
South East Asia, Oceania and India	4.5	0.8	0.8	0.0	6.1	-4%	-25%
North East Asia	2.8	0.7	0.3	0.0	3.8	13%	-54%
North America	13.3	1.8	1.1	0.0	16.2	43%	-10%
Europe and Latin America	7.6	2.6	2.9	0.1	13.1	1%	-27%
Middle East and Africa	3.1	1.4	0.9	0.0	5.4	-8%	-21%
Other 1)	2.2	0.5	0.0	1.6	4.2	21%	-5%

Total	33.5	7.8	5.9	1.8	48.9	13%	-23%

1)	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other

South East Asia, Oceania and India

Sales decreased YoY, primarily in Digital Services, due to timing of project deliveries and milestones. Network sales increased slightly YoY, mainly in South East Asia. Managed Services sales increased YoY, mainly as a result of a new contract won in 2018.

North East Asia

Sales increased YoY, primarily driven by Networks sales with 5G deliveries in South Korea and continued 4G deployment in Mainland China. Digital Services sales declined slightly YoY due to timing of project deliveries. Trials for 5G continue in Mainland China and Japan.

North America

Sales increased, primarily driven by 4G and 5G investments by all major customers. Managed Services sales grew YoY, driven by strong variable sales in large customer contracts.

Europe and Latin America

Sales increased YoY driven by positive impact of earlier announced contract wins in Europe. Managed Services sales declined as a consequence of contract exits.

Middle East and Africa

Sales declined YoY. Networks sales declined due to timing of investments. There is however high interest in 5G in the Middle East and several new contracts have been signed. Digital Services sales grew following high project-milestone fulfillment. Managed Services sales declined due to exit of contracts.

Other

Sales increased YoY, mainly driven by growth in IPR licensing revenues and iconectiv (part of segment Emerging Business and Other) partly offset by divestment of MediaKind. IPR licensing revenues amounted to SEK 2.5 (1.9) b., supported by a new contract signed and currency effects of a stronger USD versus SEK.

5 Ericsson | First Quarter Report 2019	Market area sales

Segment results

Networks

SEK b.	Q1 2019	Q1 2018	YoY change	Q4 2018	QoQ change
Net sales	33.5	28.6	17%	41.6	-20%
Of which products	23.8	19.5	22%	29.8	-20%
Of which IPR licensing revenues	2.1	1.5	36%	1.8	17%
Of which services	9.7	9.1	6%	11.8	-18%
Sales growth adjusted for comparable units and currency	—	—	10%	—	—
Gross income	14.5	11.1	30%	16.6	-13%
Gross margin	43.2%	38.9%	—	39.9%	—
Operating income	5.5	3.4	62%	6.9	-20%
Operating margin	16.3%	11.8%	—	16.5%	—
Restructuring charges	0.0	-0.5	—	-0.4	—
Gross income excl. restructuring charges	14.5	11.5	25%	17.1	-15%
Gross margin excl. restructuring charges	43.2%	40.4%	—	41.0%	—
Operating income excl. restructuring charges	5.5	3.9	42%	7.3	-25%
Operating margin excl. restructuring charges	16.4%	13.5%	—	17.5%	—

Net sales

Sales adjusted for comparable units and currency increased by 10% YoY. The increase is mainly due to strong growth in North America and North East Asia, driven by 4G and 5G investments.

Reported sales increased by 17% YoY.

Gross margin

Gross margin increased to 43.2% (38.9%) YoY. Gross margin excluding restructuring charges increased to 43.2% (40.4%) driven by higher sales of hardware capacity and higher IPR licensing revenues.

Gross margin increased to 43.2% from 39.9% QoQ. The increase was due to higher IPR licensing revenues, lower restructuring charges and lower negative impact from strategic contracts. The strategic contracts are taken to strengthen the market position and their negative impact on gross margin may vary between quarters.

Operating income and margin

Operating income increased to SEK 5.5 (3.4) b. YoY and operating margin improved to 16.3% (11.8%). The improvement was mainly driven by higher sales and higher gross margin. In addition, the total impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs contributed with SEK 0.3 (-0.2) b. to operating income.

Strategy execution

As presented at the 2018 Capital Markets Day, the target for Networks is to generate an operating margin of 15%-17% (excluding restructuring charges) by 2020. Four important ongoing strategic activities are to:

•	Invest in R&D to safeguard a leading product portfolio and cost leadership

•	Fully transition the radio unit deliveries to Ericsson Radio System (ERS) for increased competitiveness

•	Increase investments in automation and serviceability driving down costs

•	Selectively gain market shares based on technology and cost competitiveness.

At the close of the quarter Ericsson had announced commercial 5G deals with 18 named operators. The market share of Ericsson RAN equipment has improved to 29.2% in 2018 compared with 28.7% for 2017, according to Dell’Oro’s report from February 2019.

As antenna technology is growing in importance, Ericsson announced plans to expand its Ericsson Radio System portfolio with new products and to strengthen its in-house competence and capabilities in antenna technology, through an acquisition of Kathrein’s antenna and filter business.

6 Ericsson | First Quarter Report 2019	Segment results | Networks

Digital Services

SEK b.	Q1 2019	Q1 2018	YoY change	Q4 2018	QoQ change
Net sales	7.8	7.3	8%	13.0	-40%
Of which products	3.9	3.9	0%	7.5	-47%
Of which IPR licensing revenues	0.5	0.3	36%	0.4	17%
Of which services	3.9	3.3	17%	5.5	-30%
Sales growth adjusted for comparable units and currency	—	—	0%	—	—
Gross income	2.9	2.9	0%	-1.2	—
Gross margin	36.8%	39.8%	—	-9.5%	—
Operating income (loss)	-1.8	-2.6	—	-7.1	—
Operating margin	-23.0%	-35.9%	—	-54.5%	—
Restructuring charges	-0.2	-0.6	—	-3.5	—
Gross income excl. restructuring charges	2.9	3.1	-6%	2.1	38%
Gross margin excl. restructuring charges	37.6%	42.9%	—	16.4%	—
Operating income (loss) excl. restructuring charges	-1.6	-2.0	—	-3.5	—
Operating margin excl. restructuring charges	-20.6%	-27.9%	—	-27.2%	—

Net sales

Sales adjusted for comparable units and currency were stable YoY. Reported sales increased by 8% YoY with growth in North America, partly offset by lower sales in India. Sales in Operations Support Systems (OSS) and Cloud Core increased but were partly offset by lower sales in Business Support Systems (BSS).

Gross margin

Gross margin decreased to 36.8% (39.8%) YoY. Gross margin excluding restructuring charges declined to 37.6% (42.9%). Gross margin in Q1 2018 was strong, supported by a favorable business mix.

Gross margin increased to 36.8% from -9.5% QoQ. Provisions related to the revised BSS strategy had a significant negative impact on gross margin in Q4 2018. Gross margin excluding restructuring and these provisions was stable QoQ.

Operating income (loss)

Operating income was SEK -1.8 (-2.6) b. Operating income excluding restructuring charges was SEK -1.6 (-2.0) b., with a positive impact from reduced operating expenses. Operating expenses excluding restructuring charges decreased by SEK 0.6 b. YoY despite adverse currency effects.

Strategy execution

Top priority for Digital Services is to turn the segment into a profitable business, targeting low single-digit operating margin by 2020 (excluding restructuring charges). The positive business momentum for the new portfolio of 5G-ready and cloud-native products continued, with several important contract wins in the quarter.

The implementation of the revised BSS strategy, announced in January 2019, is progressing according to plan. Measures across service delivery and R&D are being implemented with the target to have all activities concluded by mid-2019. The measures aim to materially contribute to reduced losses in BSS already in 2019, and de-risk the plan for Digital Services to reach the 2020 financial target.

New ways of working to further improve R&D efficiency as well as investments in the portfolio of 5G-ready and cloud-native products will continue in order to defend the current market position and prepare Digital Services for future profitable growth.

A key activity for turnaround of the Digital Services business is to complete, renegotiate or exit 45 identified critical and non-strategic customer contracts. Two contracts were addressed in the quarter, and a total of 25 contracts have been addressed to date. The plan is to have completed 75% of the 45 contracts by the end of 2019. The sales shift towards the new portfolio continues. The rolling 12 months sales of the new portfolio increased by 6%.

7 Ericsson | First Quarter Report 2019	Segment results | Digital Services

Managed Services

SEK b.	Q1 2019		Q1 2018	YoY change	Q4 2018	QoQ change
Net sales	5.9		5.9	-1%	6.9	-15%
Sales growth adjusted for comparable units and currency	—		—	-5%	—	—
Gross income	1.0		0.5	111%	0.8	33%
Gross margin	17.7%		8.3%	—	11.4%	—
Operating income	1.3		0.1	—	0.3	339%
Operating margin	21.4%		1.7%	—	4.1%	—
Restructuring charges	0.0		-0.1	—	-0.1	—
Gross income excl. restructuring charges	1.0		0.5	92%	0.9	22%
Gross margin excl. restructuring charges	17.7%		9.1%	—	12.4%	—
Operating income excl. restructuring charges	1.3	1)	0.2	—	0.4	253%
Operating margin excl. restructuring charges	21.4%		2.6%	—	5.2%	—

1)	Q1 2019 Operating income was SEK 0.5 b., when excluding restructuring charges and reversal of a provision for impairment of trade receivables

Net sales

Sales adjusted for comparable units and currency decreased by -5% YoY due to customer contract exits. Sales in Network Design & Optimization (project business) and in Managed Services IT & ADM showed growth. Variable sales in certain large Managed Services Networks contracts increased in the quarter.

Reported sales decreased by -1% YoY.

Gross margin

Gross margin increased to 17.7% (8.3%) YoY, mainly as a result of customer contract exits and efficiencies as well as lower restructuring charges.

Gross margin increased to 17.7% from 11.4% QoQ, driven by seasonally lower costs following high costs in Q4 2018, a shift of resources and costs to R&D and lower restructuring charges.

Operating income and margin

Operating income increased to SEK 1.3 (0.1) b. YoY. The improvement was partly driven by reversal of a provision for impairment of trade receivables of SEK 0.7 (0.0) b. A higher gross margin also contributed positively to the operating income increase YoY. Excluding the provision reversal (SEK 0.7 b.), operating margin was 8.6%.

Strategy execution

AI and automation are essential to managing the increasing complexity of current and future networks. These capabilities are evolving operations from being network centric, towards being userexperience centric. To address and lead this evolution, Ericsson has launched a new Artificial Intelligence (AI)-based managed services offering for operators – the Ericsson Operations Engine. This AI-based offering addresses this increasing network complexity, including operators’ need to handle growing volumes of devices, multiple technologies (4G, 5G, IoT), and more diverse service requirements.

Further investments will be made in automation, analytics and AI-driven offerings, to support 5G, IoT and cloud as well as to increase service delivery efficiency.

As presented at the 2018 Capital Markets Day, the ambition for Managed Services is to improve operating margin to 5%-8% (excluding restructuring charges) in 2020.

8 Ericsson | First Quarter Report 2019	Segment results | Managed Services

Emerging Business and Other (includes Emerging Business, iconectiv, Red Bee Media and Media Solutions)

SEK b.	Q1 2019		Q1 2018	YoY change	Q4 2018	QoQ change
Net sales	1.8		1.7	6%	2.3	-23%
Of which Emerging Business and iconectiv	1.0		0.6	67%	1.0	1%
Of which Red Bee Media	0.6		0.5	26%	0.6	7%
Of which Media Solutions	0.1		0.5	-80%	0.7	-84%
Sales growth adjusted for comparable units and currency	—		—	38%	—	—
Gross income	0,4		0.3	18%	0.2	93%
Gross margin	23.4%		21.1%	—	9.3%	—
Operating income (loss)	0.0		-1.2	—	-1.9	—
Operating margin	-1.7%		-71.2%	—	-83.3%	—
Restructuring charges	0.0		-0.1	—	-0.4	—
Gross income excl. restructuring charges	0.4		0.4	2%	0.4	6%
Gross margin excl. restructuring charges	23.5%		24.3%	—	17.1%	—
Operating income (loss) excl. restructuring charges	0.0	1)	-1.1	—	-1.5	—
Of which Emerging Business, iconectiv and common costs	-0.5		-0.6	—	-0.9	—
Of which Red Bee Media	0.0		-0.1	—	-0.1	—
Of which Media Solutions	0.4		-0.4	—	-0.5	—
Operating margin excl. restructuring charges	-1.3%		-67.5%	—	-67.1%	—

1)	Q1 2019 Operating income was SEK -0.8 b., when excluding restructuring charges and capital gains of SEK 0.8 b. in Media Solutions and Red Bee Media

Net sales

Sales adjusted for comparable units (adjusted for the divestment of MediaKind) and currency increased by 38% YoY. The increase was driven by iconectiv, mainly due to a number portability contract in United States for which deliveries started in May 2018.

Reported sales increased by 6% YoY.

Gross margin

Gross margin increased to 23.4% (21.1%) YoY. Gross margin excluding restructuring charges declined to 23.5% (24.3%) due to the divestment of 51% of MediaKind.

Gross margin increased QoQ to 23.4% from 9.3%. Gross margin excluding restructuring charges increased to 23.5% from 17.1% with improvements in Emerging Business, Red Bee Media and iconectiv.

Operating income (loss)

Operating income improved to SEK 0.0 (-1.2) b. YoY. Operating income excluding restructuring charges improved to SEK 0.0 (-1.1) b. A capital gain of SEK 0.8 b. impacted operating income positively. In addition, growth in iconectiv had a positive impact on income YoY.

Media Solutions (MediaKind and transaction-related costs etc.) operating income excluding restructuring was SEK 0.4 b., driven by a capital gain of SEK 0.7 b. from the MediaKind divestment. The operating income was also impacted by losses of SEK -0.3 b., including certain non-recurrent costs.

A capital gain related to divestment of certain assets in Red Bee Media had a positive impact on income.

Strategy execution

Emerging Business

Selective investments, disciplined governance and a lean-startup approach have been implemented in Emerging Business to build a position and grow sales in new areas. The portfolio is still in an early phase, with focus on generating sales and scaling the business. The offering “Ericsson Industry Connect” was launched to strengthen Ericsson’s portfolio for private networks by making 4G and 5G technologies accessible to new industrial markets. The main go-to-market model is via mobile operators, leveraging access to licensed spectrum.

Red Bee Media

The target to achieve a sustainable profitable business remains, by continuing to develop and manage the business as an independent and focused media services entity within Ericsson. Certain assets were divested in the quarter, supporting the Red Bee Media strategy of focusing on delivering market-leading managed services within broadcasting and media.

Media Solutions

51% of the MediaKind business was divested February 1, 2019. After the transaction, Ericsson carries 49% of the MediaKind results as “share in earnings of JV and associated companies”. Actions taken are expected to result in improved sales and cost structures in the second half of 2019.

9 Ericsson | First Quarter Report 2019	Segment results | Emerging Business and Other

Cash flow

SEK b.	Q1 2019	Q1 2018	Q4 2018
Net income reconciled to cash	5.5	-1.0	-0.1
Changes in operating net assets	0.3	2.6	4.4
Cash flow from operating activities	5.8	1.6	4.3
Cash flow from investing activities	3.3	-1.8	-2.2
Cash flow from financing activities	-2.6	-0.1	-0.6
Effect of exchange rate changes on cash	0.6	1.1	0.8
Net change in cash and cash equivalents	7.1	0.8	2.3
Free cash flow excluding M&A	4.1	0.7	3.0
Free cash flow	4.4	0.3	3.0

Operating activities

Net income reconciled to cash was SEK 5.5 (-1.0) b. mainly driven by improved profitability, and supported by a reversal of a provision for impairment of trade receivables of SEK 0.7 b. following customer payment. Cash flow from operating activities was SEK 5.8 (1.6) b. and includes SEK 0.3 b. in changes in operating net assets.

Inventory increased due to high business activity while trade receivables decreased on the back of the seasonally high sales in Q4. Provisions decreased in the quarter. Out of the SEK 6.1 b. provision related to reshaping the BSS business in Q4 2018, SEK 3.1 b. was reclassified as other current liabilities in the quarter, of which SEK 1.6 b. was paid out. Cash outlays related to other provisions were SEK 1.7 (2.2) b. of which SEK 0.6 (1.4) b. were restructuring charges. Total cash outlays for 2019, related to the balance for provisions as of December 31, 2018, are estimated to be SEK 10 b., of which cash outlays in the quarter were SEK 3.3 b.

Investing activities

Cash flow from investing activities was SEK 3.3 (-1.8) b. supported by SEK 4.7 b. of sale of interest-bearing securities (i.e. government/ mortgage bonds). Cash flow related to M&A was SEK 0.3 (-0.4) b., mainly as a result of the divestment of 51% of MediaKind. Cash flow from investments in property, plant and equipment was SEK -1.3 (-0.9) b., following investments in test equipment. Cash flow from capitalized development expenses was SEK -0.5 (-0.3) b. following increased 5G R&D activities.

Financing activities

Cash flow from financing activities was SEK -2.6 (-0.1) b. of which the main part relates to payment of dividends of SEK -1.0 b. and repayment of loans of SEK -1.8 b. to a minority shareholder in one of the subsidiaries.

Free cash flow

Free cash flow excluding M&A was SEK 4.1 (0.7) b. and free cash flow including M&A was SEK 4.4 (0.3) b., supported by the divestment of 51% of MediaKind.

Effects from implementation of IFRS 16 “Leases”

Cash flow from operating activities was positively impacted by SEK

0.6 b. Financing activities were negatively impacted by amortization of the leasing liability of the same amount. These effects generated a free cash flow that was positively impacted by SEK 0.6 b. through the implementation of IFRS 16.

10 Ericsson | First Quarter Report 2019	Cash flow

Financial position

SEK b.	Mar 31 2019	Mar 31 2018	Dec 31 2018
+ Cash and cash equivalents	45.5	36.7	38.4
+ Interest-bearing securities, current	3.2	5.5	6.6
+ Interest-bearing securities, non-current	23.0	27.1	24.0

Gross cash	71.7	69.3	69.0

– Borrowings, current	3.0	2.6	2.3
– Borrowings, non-current	32.5	31.1	30.9

Net cash	36.1	35.6	35.9

Equity	84.5	93.5	87.8
Total assets	284.0	260.7	268.8
Capital turnover (times)	1.3	1.1	1.4
Return on capital employed (%)	12.7%	-1.0%	0.6%
Equity ratio (%)	29.8%	35.9%	32.7%
Return on equity (%)	10.8%	-3.5%	-7.1%

Gross cash increased by SEK 2.7 b. as a result of the positive free cash flow. Net cash increased by SEK 0.2 b. in the quarter, impacted by revaluation of borrowings due to changes in foreign exchange rates and interest rates. Gross cash was SEK 71.7 b. and net cash was SEK 36.1 b. Net cash does not include lease liabilities.

Liability for post-employments benefits increased in the quarter, to SEK 30.7 b. from SEK 28.7 b., due to lower interest rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 10.2 b. lower as of March 31, 2019.

The average maturity of long-term borrowings as of March 31, 2019, was 3.1 years, a decrease from 4.1 years 12 months earlier.

11 Ericsson | First Quarter Report 2019	Financial position

Parent Company

Income after financial items was SEK -0.12 (0.37) b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities non-current) amounted to SEK 60.6 (52.3) b.

In the quarter, a dividend of SEK 3.3 b. was recognized, as anticipated, after decision by the Annual General Meeting on the 27th of March. The dividend was paid out in the first week of April.

There was a decrease in intercompany lending of SEK 10.7 b. and in intercompany borrowing of SEK 24.9 b. in the quarter.

In the quarter, there was an increase of SEK 1.2 b. in associated companies due to an acquisition of 49% of shares in company Leone Media Inc. (MediaKind).

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 4,434,772 shares from treasury stock were sold or distributed to employees during the first quarter. The holding of treasury stock at March 31, 2019, was 32,622,267 Class B shares.

12 Ericsson | First Quarter Report 2019	Parent Company

Other information

Ericsson completed divestment of majority stake in MediaKind

On February 1, 2019 Ericsson announced that it had closed the divestment of its MediaKind business to the private equity firm One Equity Partners. As previously announced, One Equity Partners is the majority owner, while Ericsson retains 49% of the shares after the transaction on January 31, 2019.

Ericsson to acquire Kathrein’s antenna and filters business

On February 25, 2019 Ericsson announced that it intends to acquire Kathrein’s antenna and filter business. The acquisition will include Kathrein’s antenna and filter business for mobile networks and will add around 4,000 professionals in R&D, production, and sales.

The acquisition is an asset deal where certain assets and liabilities are acquired by Ericsson at closing, which is expected in Q3 2019. The business will be added as a separate unit in Business Area Networks and will be reported in Segment Networks, with a positive contribution to 2020 profitability targets. Preliminary and unaudited revenues from the part of Kathrein to be acquired were approximately EUR 270 million in 2018, excluding sales to Ericsson. The parties have agreed to keep the purchase price undisclosed.

The closing of the acquisition is subject to customary conditions and approvals from relevant regulatory authorities.

Ericsson announced changes to Executive Team

On March 12, 2019, Ericsson announced that Rafiah Ibrahim would leave her position as Senior Vice President and Head of Market Area Middle East & Africa and take on a role as advisor to CEO Börje Ekholm. Rafiah Ibrahim, who has held her current position since April 1, 2017, will assume her new role effective August 31, 2019. She will leave the Ericsson Executive Team effective the same date.

Resolutions at the AGM

On March 27, 2019, Ericsson held its AGM in Kista, Stockholm. The proposed dividend of SEK 1.00 per share was approved by the AGM.

In accordance with the proposal of the Nomination Committee, Ronnie Leten was re-elected as Chair of the Board and Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Börje Ekholm, Eric A. Elzvik, Kurt Jofs, Ronnie Leten, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected as Board members.

In accordance with the Board of Directors’ proposal, the AGM resolved to approve the Guidelines for remuneration to Group Management and the implementation of a Long-Term Variable Compensation Program 2019 for members of the Executive Team.

Ongoing litigation with Intellectual Ventures

The company Intellectual Ventures (IV) has previously filed a number of patent infringement lawsuits in the United States accusing Ericsson and some of Ericsson’s U.S. customers of patent infringement. In February 2019, in one of the lawsuits in the Eastern District of Texas, a jury awarded IV damages of USD 43 million in one of those lawsuits. Ericsson disagrees with the jury’s verdict and intends to appeal. Separately, the Patent Trial and Appeal Board has instituted a review of the patents that were the subject of the February 2019 trial, following its finding that there is a reasonable likelihood that those patents are unpatentable. The next case in the Eastern District of Texas is currently set to go to trial in May 2019. As a result of the lawsuits filed by IV, Ericsson may be required to indemnify its customers and/or pay IV damages.

POST-CLOSING EVENTS

Investigation into Ericsson’s patent licensing practices in China

On April 11, 2019, Ericsson was informed by the Chinese SAMR (State Administration for Market Regulation) Anti-Monopoly Bureau that they have initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation.

Over the past decades, Ericsson has made substantial investments in technology research and standards development in the mobile industry. These consistent investments in R&D have made Ericsson a leading innovator and the driving force in the creation of each new generation of cellular technology.

In order to provide access to its patented technology to others, and also to get a fair return on its heavy investments, Ericsson has a patent licensing program that offers licenses to implementers of the cellular standards on FRAND (Fair, Reasonable and Non-Discriminatory) terms and conditions. Ericsson has always been committed to these FRAND principles, as they ensure a balance between contributors to the standards and implementers of the technology, thus accelerating the development and adoption of new technologies in our industry.

SEC and DOJ inquiries

As previously disclosed, Ericsson has been voluntarily cooperating since 2013 with an investigation by the United States Securities and Exchange Commission (SEC) and, since 2015, with an investigation by the United States Department of Justice (DOJ) into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). The Company continues to cooperate with the SEC and the DOJ, and has recently begun settlement discussions. These discussions are in a very early stage and therefore the Company is not able to estimate their length. Further, as this is an ongoing legal matter Ericsson cannot provide any detail. However, based on the current status of the discussions, it is the Company’s assessment that the resolution of these matters will result in material financial and other measures, the magnitude and impact of which cannot be reliably estimated or ascertained at this time. Potential future cash outflows are currently not capable of being reliably estimated. Accordingly, no provisions have been recorded for such potential exposure.

Ericsson continuously seeks to strengthen its ethics and compliance program with risk-relevant policies, processes and tools for preventing, detecting and remediating non-compliance. These efforts have been further reinforced in recent years. In addition, in 2016 the Board hired an independent compliance advisory firm to assist the Company and the Board on compliance related matters. Their recommendations are currently being implemented. Recent improvement efforts focused on the following areas: people and culture (including tone from the top, senior leadership vetting, disciplinary processes, and training), third party engagements (including resources, policies, controls and processes), compliance and investigation capabilities (including resources, policies, governance, processes and tools), and internal control capabilities (including resources, governance, processes and tools).

The Company is committed to having a robust and fit-for-purpose compliance program and is continuously looking to improve on ways to better manage its compliance risks throughout the Company with due effort and attention.

13 Ericsson | First Quarter Report 2019	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2018. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following:

As previously disclosed, Ericsson is voluntarily cooperating with investigations by the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ) into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). The Company continues to cooperate with the SEC and the DOJ, and has recently begun settlement discussions. These discussions are in a very early stage and therefore the Company is not able to estimate their length. Further, as this is an ongoing legal matter Ericsson cannot provide any detail. However, based on the current status of the discussions, it is the Company’s assessment that the resolution of these matters will result in material financial and other measures, the magnitude and impact of which cannot be reliably estimated or ascertained at this time. Potential future cash outflows are currently not capable of being reliably estimated. Accordingly, no provisions have been recorded for such potential exposure.

Stockholm, April 17, 2019

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. no. 556016-0680

Date for next report: July 17, 2019

14 Ericsson | First Quarter Report 2019	Risk factors

Editor’s note

Press briefing and live webcast

Ericsson invites media, investors and analysts to conference calls on April 17, 2019; one starting at 09.00 (CET) and the other at 13.00 (CET).

Live audio webcasts of the conference calls as well as supporting slides will be available at:

www.ericsson.com/investors and

www.ericsson.com/press

Replay of the conference calls will be available approximately one hour after each call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander Senior Vice President, Chief Financial Officer

Phone: +46 10 713 89 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Helena Norrman, Senior Vice President, Chief Marketing and

Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 10 714 64 99, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 39 28, +46 73 082 59 28

E-mail: asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

15 Ericsson | First Quarter Report 2019	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2018.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

16 Ericsson | First Quarter Report 2019	Forward-looking statements

Financial statements

and other information

Contents

Financial statements
18	Consolidated income statement
18	Statement of comprehensive income (loss)
19	Consolidated balance sheet
20	Consolidated statement of cash flows
21	Consolidated statement of changes in equity
21	Consolidated income statement – isolated quarters
22	Consolidated statement of cash flows – isolated quarters
23	Parent Company income statement
23	Parent Company statement of comprehensive income (loss)
24	Parent Company balance sheet

Additional information
25	Accounting policies
26	Market area reporting
27	Net sales by segment by quarter
28	Sales growth adjusted for comparable units and currency
28	Gross income (loss) and gross margin by segment by quarter
29	Operating income (loss) and operating margin by segment by quarter
30	EBITA and EBITA margin by segment by quarter
31	Net sales by market area by quarter
32	Top 5 countries in sales
32	Net sales by market area by segment
33	IPR licensing revenues by segment by quarter
33	Provisions
34	Information on investments
35	Other information
35	Number of employees

Items excluding restructuring charges
36	Restructuring charges by function
36	Restructuring charges by segment
37	Gross income (loss) and gross margin excluding restructuring charges by segment
38	Operating income (loss) and operating margin excluding restructuring charges by segment

Alternative performance measures
39	Sales growth adjusted for comparable units and currency
40	Items excluding restructuring charges
41	EBITA and EBITA margin
41	Cash conversion
42	Gross cash and net cash, end of period
42	Capital employed
42	Capital turnover
43	Return on capital employed
43	Equity ratio
43	Return on equity
44	Earnings (loss) per share (non-IFRS)
44	Free cash flow and free cash flow excluding M&A

17 Ericsson | First Quarter Report 2019	Financial statements and other information

Financial statements

Consolidated income statement

	Jan-Mar			Jan-Dec 2018
SEK million	2019	2018	Change
Net sales	48,906	43,411	13%	210,838
Cost of sales	-30,127	-28,553	6%	-142,638

Gross income	18,779	14,858	26%	68,200

Gross margin (%)	38.4%	34.2%		32.3%
Research and development expenses	-9,167	-9,073	1%	-38,909
Selling and administrative expenses	-6,031	-6,156	-2%	-27,519
Impairment losses on trade receivables 1)	559	-28	—	-420

Operating expenses	-14,639	-15,257	-4%	-66,848

Other operating income and expenses	773	84		-168
Shares in earnings of JV and associated companies	-17	3		58

Operating income (loss)	4,896	-312	—	1,242

Financial income	38	-72		-316
Financial expenses	-643	-469		-2,389

Income after financial items	4,291	-853	—	-1,463

Taxes	-1,888	128	—	-4,813

Net income (loss)	2,403	-725	—	-6,276

Net income (loss) attributable to:
Stockholders of the Parent Company	2,317	-837		-6,530
Non-controlling interests	86	112		254
Other information
Average number of shares, basic (million)	3,300	3,286		3,291
Earnings (loss) per share, basic (SEK) 2)	0.70	-0.25		-1.98
Earnings (loss) per share, diluted (SEK) 3)	0.70	-0.25		-1.98

1)	Impairment of trade receivables has been calculated according to IFRS 9 in 2018.
2)	Based on net income (loss) attributable to stockholders of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Statement of comprehensive income (loss)

	Jan-Mar		Jan-Dec 2018
SEK million	2019	2018
Net income (loss)	2,403	-725	-6,276

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-2,826	-849	-2,453
Revaluation of borrowings due to change in credit risk	-427	58	207
Tax on items that will not be reclassified to profit or loss	656	133	285
Items that may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	-169	—	—
Reclassification adjustments for gains/losses included in profit or loss	—	—	—
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	—
Changes in cumulative translation adjustments	1,407	1,299	2,047
Share of other comprehensive income on JV and associated companies	38	11	14
Tax on items that may be reclassified to profit or loss	35	—	—

Total other comprehensive income (loss), net of tax	-1,286	652	100

Total comprehensive income (loss)	1,117	-73	-6,176

Total comprehensive income (loss) attributable to:
Stockholders of the Parent Company	1,010	-200	-6,470
Non-controlling interest	107	127	294

18 Ericsson | First Quarter Report 2019	Financial statements

Consolidated balance sheet

SEK million	Mar 31 2019	Dec 31 2018
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,971	4,237
Goodwill	30,870	30,035
Intellectual property rights, brands and other intangible assets	2,682	3,474
Property, plant and equipment	13,188	12,849
Right-of-use assets	8,440	—
Financial assets
Equity in JV and associated companies	1,830	611
Other investments in shares and participations	1,366	1,515
Customer finance, non-current	1,932	1,180
Interest-bearing securities, non-current	23,022	23,982
Other financial assets, non-current	6,056	6,559
Deferred tax assets	29,689	23,152

	123,046	107,594

Current assets
Inventories	33,024	29,255
Contract assets	11,411	13,178
Trade receivables	50,529	51,172
Customer finance, current	1,955	1,704
Other current receivables	15,357	20,844
Interest-bearing securities, current	3,183	6,625
Cash and cash equivalents	45,453	38,389

	160,912	161,167

Total assets	283,958	268,761

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	84,619	86,978
Non-controlling interest in equity of subsidiaries	-87	792

	84,532	87,770

Non-current liabilities
Post-employment benefits	30,714	28,720
Provisions, non-current	2,670	5,471
Deferred tax liabilities	792	670
Borrowings, non-current	32,533	30,870
Lease liabilities, non-current	8,470	—
Other non-current liabilities	2,118	4,346

	77,297	70,077

Current liabilities
Provisions, current	9,363	10,537
Borrowings, current	3,015	2,255
Lease liabilities, current	1,776	—
Contract liabilities	38,605	29,348
Trade payables	30,842	29,883
Other current liabilities	38,528	38,891

	122,129	110,914

Total equity and liabilities	283,958	268,761

Assets pledged as collateral	5,657	5,681
Contingent liabilities 1)	1,470	1,638

1)

Contingent liabilities does not include any amounts related to investigation by the SEC and the DOJ about Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). For information about the investigation by the SEC and the DOJ, please refer to “Other information” on page 13 of this report.

19 Ericsson | First Quarter Report 2019	Financial statements

Consolidated statement of cash flows

	Jan-Mar		Jan-Dec 2018
SEK million	2019	2018
Operating activities
Net income (loss)	2,403	-725	-6,276
Adjustments to reconcile net income to cash
Taxes	804	-2,315	-1,897
Earnings/dividends in JV and associated companies	24	4	-23
Depreciation, amortization and impairment losses	2,326	1,891	8,318
Other	-76	140	1,432

Net income reconciled to cash	5,481	-1,005	1,554

Changes in operating net assets
Inventories	-2,951	-2,813	-4,807
Customer finance, current and non-current	-911	400	1,085
Trade receivables and contract assets	4,345	7,316	-2,047
Trade payables	20	-598	2,436
Provisions and post-employment benefits	-3,459	-847	6,696
Contract liabilities	8,463	757	-808
Other operating assets and liabilities, net	-5,223	-1,637	5,233

	284	2,578	7,788

Cash flow from operating activities	5,765	1,573	9,342
Investing activities
Investments in property, plant and equipment	-1,314	-856	-3,975
Sales of property, plant and equipment	232	123	334
Acquisitions/divestments of subsidiaries and other operations, net	299	-449	-1,285
Product development	-457	-254	-925
Other investing activities	-165	161	-523
Interest-bearing securities	4,673	-534	2,242

Cash flow from investing activities	3,268	-1,809	-4,132

Cash flow before financing activities	9,033	-236	5,210
Financing activities
Dividends paid	-986	—	-3,425
Lease liabilities	-604	—	—
Other financing activities	-1,010	-94	-652

Cash flow from financing activities	-2,600	-94	-4,077

Effect of exchange rate changes on cash	631	1,143	1,372
Net change in cash and cash equivalents	7,064	813	2,505

Cash and cash equivalents, beginning of period	38,389	35,884	35,884

Cash and cash equivalents, end of period	45,453	36,697	38,389

20 Ericsson | First Quarter Report 2019	Financial statements

Consolidated statement of changes in equity

	Jan-Mar			Jan-Dec 2018
SEK million	2019	2018
Opening balance 1)	87,770	97,571		97,571
Adjustment due to new accounting standards 2)	-249	-983		-983

Adjusted opening balance	87,521	96,588		96,588

Total comprehensive income (loss)	1,117	-73		-6,176
Sale/repurchase of own shares	43	21		107
Stock issue (net)	—	—		—
Long-term variable compensation plans	139	217		677
Dividends paid	-4,288	-3,287	3)	-3,425
Transactions with non-controlling interests	—	—		-1

Closing balance	84,532	93,466		87,770

1)	Opening balance of 2018 has been restated for IFRS 15.
2)	Opening balance adjustment in 2019 due to IFRS 16, and in 2018 due to IFRS 9.
3)	Includes accrual of SEK 3,302 (3,287) million for the dividend approved by the Annual General Meeting on March 27, 2019 (March 28, 2018).

Consolidated income statement - isolated quarters

	2019 Q1	2018
Isolated quarters, SEK million		Q4	Q3	Q2	Q1
Net sales	48,906	63,809	53,810	49,808	43,411
Cost of sales	-30,127	-47,430	-34,180	-32,475	-28,553

Gross income	18,779	16,379	19,630	17,333	14,858

Gross margin (%)	38.4%	25.7%	36.5%	34.8%	34.2%
Research and development expenses	-9,167	-10,665	-9,388	-9,783	-9,073
Selling and administrative expenses	-6,031	-7,685	-6,625	-7,053	-6,156
Impairment losses on trade receivables 1)	559	386	-409	-369	-28

Operating expenses	-14,639	-17,964	-16,422	-17,205	-15,257

Other operating income and expenses	773	-294	31	11	84
Shares in earnings of JV and associated companies	-17	27	2	26	3

Operating income (loss)	4,896	-1,852	3,241	165	-312

Financial income	38	-294	-225	275	-72
Financial expenses	-643	-421	-414	-1,085	-469

Income after financial items	4,291	-2,567	2,602	-645	-853

Taxes	-1,888	-3,930	146	-1,157	128

Net income (loss)	2,403	-6,497	2,748	-1,802	-725

Net income (loss) attributable to:
Stockholders of the Parent Company	2,317	-6,553	2,745	-1,885	-837
Non-controlling interests	86	56	3	83	112
Other information
Average number of shares, basic (million)	3,300	3,296	3,293	3,290	3,286
Earnings (loss) per share, basic (SEK) 2)	0.70	-1.99	0.84	-0.58	-0.25
Earnings (loss) per share, diluted (SEK) 3)	0.70	-1.99	0.83	-0.58	-0.25

1)	Impairment of trade receivables has been calculated according to IFRS 9 in 2018.
2)	Based on net income (loss) attributable to stockholders of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

21 Ericsson | First Quarter Report 2019	Financial statements

Consolidated statement of cash flows - isolated quarters

	2019 Q1	2018
Isolated quarters, SEK million		Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	2,403	-6,497	2,748	-1,802	-725
Adjustments to reconcile net income to cash
Taxes	804	3,590	-2,101	-1,071	-2,315
Earnings/dividends in JV and associated companies	24	-36	28	-19	4
Depreciation, amortization and impairment losses	2,326	2,469	1,893	2,065	1,891
Other	-76	376	348	568	140

Net income reconciled to cash	5,481	-98	2,916	-259	-1,005

Changes in operating net assets
Inventories	-2,951	1,689	-1,773	-1,910	-2,813
Customer finance, current and non-current	-911	-863	1,001	547	400
Trade receivables and contract assets	4,345	-7,521	-3,503	1,661	7,316
Trade payables	20	829	953	1,252	-598
Provisions and post-employment benefits	-3,459	7,330	-265	478	-847
Contract liabilities	8,463	-1,112	-220	-233	757
Other operating assets and liabilities, net	-5,223	4,033	2,931	-94	-1,637

	284	4,385	-876	1,701	2,578

Cash flow from operating activities	5,765	4,287	2,040	1,442	1,573

Investing activities
Investments in property, plant and equipment	-1,314	-1,080	-1,088	-951	-856
Sales of property, plant and equipment	232	57	102	52	123
Acquisitions/divestments of subsidiaries and other operations, net	299	20	-425	-431	-449
Product development	-457	-195	-151	-325	-254
Other investing activities	-165	-96	-190	-398	161
Interest-bearing securities	4,673	-910	30	3,656	-534

Cash flow from investing activities	3,268	-2,204	-1,722	1,603	-1,809

Cash flow before financing activities	9,033	2,083	318	3,045	-236

Financing activities
Dividends paid	-986	-134	-2	-3,289	—
Lease liabilities	-604	—	—	—	—
Other financing activities	-1,010	-429	254	-383	-94

Cash flow from financing activities	-2,600	-563	252	-3,672	-94

Effect of exchange rate changes on cash	631	811	-1,562	980	1,143
Net change in cash and cash equivalents	7,064	2,331	-992	353	813

Cash and cash equivalents, beginning of period	38,389	36,058	37,050	36,697	35,884

Cash and cash equivalents, end of period	45,453	38,389	36,058	37,050	36,697

22 Ericsson | First Quarter Report 2019	Financial statements

Parent Company income statement

	Jan-Mar		Jan-Dec
SEK million	2019	2018	2018
Net sales	—	—	—
Cost of sales	—	—	—
Gross income	—	—	—
Operating expenses	-521	-154	-1,686
Other operating income and expenses	451	343	2,111

Operating income	-70	189	425

Financial net	-53	177	5,340

Income after financial items	-123	366	5,765

Transfers to (–) / from untaxed reserves	—	—	-1,535
Taxes	-31	-83	-36

Net income (loss)	-154	283	4,194

Parent Company statement of comprehensive income (loss)

	Jan-Mar		Jan-Dec
SEK million	2019	2018	2018
Net income (loss)	-154	283	4,194
Revaluation of borrowings due to change in credit risk	-336	58	91
Tax on items that will not be reclassified to profit or loss	69	-13	-19
Available-for-sale financial assets
Gains/losses arising during the period	—	—	—
Reclassification adjustments on gains/losses included in profit or loss	—	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	—
Tax on items that may be reclassified to profit or loss	—	—	—

Total other comprehensive income, net of tax	-267	45	72

Total comprehensive income (loss)	-421	328	4,266

23 Ericsson | First Quarter Report 2019	Financial statements

Parent Company balance sheet

	Mar 31	Dec 31
SEK million	2019	2018
ASSETS
Fixed assets
Intangible assets	83	139
Tangible assets	264	259
Financial assets 1) 2)	110,377	109,177

	110,724	109,575

Current assets
Inventories	—	—
Receivables 2)	27,425	38,760
Short-term investments	2,707	6,268
Cash and cash equivalents	34,851	27,850

	64,983	72,878

Total assets	175,707	182,453

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,164	48,164
Non-restricted equity 2)	37,016	40,752

	85,180	88,916

Provisions	61	86
Non-current liabilities 2)	40,051	62,581
Current liabilities	50,415	30,870

Total stockholders’ equity, provisions and liabilities	175,707	182,453

1) Of which interest-bearing securities, non-current	23,022	23,982

2)   The following 2018 opening balances have been adjusted due to IFRS 9: financial assets increased by SEK 8 million, receivables decreased by SEK -4 million, non-restricted equity decreased by SEK -28 million, and non-current liabilities increased by SEK 31 million.

24 Ericsson | First Quarter Report 2019	Financial statements

Additional information

Accounting policies

The group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2018 and should be read in conjunction with that annual report, with exception for the accounting policies described below.

New standards as from January 1, 2019

One new IFRS standard IFRS 16 “Leases” and one new interpretation IFRIC 23 “Uncertainty over income tax treatments” are effective as from January 1, 2019. IFRIC 23, has not had a material impact on the Company’s financial statements.

IFRS 16 – Leases

Presentation in the financial statements

The Company has implemented this standard using the cumulative catch-up method, which means that the prior periods financial statements and key ratios presented in this quarterly report have not been restated to reflect adoption of this new standard.

Based on the new requirements under IFRS 16, right-of-use assets and lease liabilities have been added as new lines in the consolidated balance sheet and lease liabilities as a new line in the statement of cash flows. The right-of-use assets and liabilities were previously reported as off-balance and repayment to lessors was reported as a part of cash flow from operating activities. Now the amortization of lease liabilities is reported as cash flow from financing activities.

Transition

The standard is effective for annual periods beginning on or after January 1, 2019. The Company has applied the new standard as from January 1, 2019. At transition, the Company has applied the practical expedient under IFRS 16 to not reassess whether a contract is, or contains, a lease. Therefore, the Company has applied the standard to contracts previously identified as leases, or as containing a lease under IAS 17 and IFRIC 4. The Company has also applied the following practical expedients when applying IFRS 16 at transition date:

•	The IAS 37 onerous lease contract measurement for the operating leases existing as per the transition date. This expedient has been applied as a substitute for the measurement of impairment for the related right-of-use assets. Impairment testing will be applied going-forward.

•	Exclusion of initial direct costs from the measurement of the right-to-use asset at the date of initial recognition.

The Company has implemented the standard using the cumulative catch-up method, with the cumulative effect being adjusted to the opening retained earnings balance in equity at transition date. No restated information has been presented for previous years.

The Company has, as a lessee, recognized lease liabilities for leases previously classified as operating leases. The weighted average incremental borrowing rate applied to lease liabilities recognized in the balance sheet at the transition date was 5.4%. Right-of-use assets have for most contracts been recognized based on the amount equal to the related lease liability. For some larger real estate contracts right-of-use assets have been recognized as if IFRS 16 had been applied since the commencement date, however, using the incremental borrowing rate as per the effective date. The asset value for these contracts is SEK 249 million lower than the related liabilities. This difference causes the reduction of equity as per transition date.

Under IAS 17 operating leases were not recognized in the balance sheet of a lessee. Future undiscounted minimum lease payments obligations were however disclosed in a note, see note C3 Leasing in the annual report of 2018, amounting to SEK 13.4 billion. The lease liabilities were as per January 1st, 2019 recognized in the balance sheet with SEK 10.4 billion. The difference is mainly related to the discounting effect of the liability. The liability is calculated as the net present value of the future payments, while the numbers disclosed according to IAS 17 was not discounted – as prescribed in IAS 17. And also, the exclusion of lease payments related to low-value assets from the balance sheet, they are instead expensed straight-line in the income statement.

Opening balance sheet impact of IFRS 16

SEK million	IFRS 16 adjustment
Right-of-use assets	8,651
Lease liabilities, current	2,195
Lease liabilities, non-current	8,203
Equity	249

In the transition the following items have been considered: Onerous contracts with SEK 767 million, straight-lining, periodization of lease costs, with SEK 721 million and other net adjustments with SEK 10 million. The tax effect on the equity posting is deemed to be immaterial. There is no impact on the income statement.

The impact of right-of-use assets increased the total asset value by approximately 3%.

Accounting policy—IFRS 16 Leases

Leasing when the Company is the lessee

The main types of assets leased by the Company are, in the order of materiality, real estate, IT-equipment and vehicles. Vehicles are mainly used under service contracts.

The Company recognizes right-of-use assets and lease liabilities arising from all leases in the balance sheet, with some exceptions. This model reflects that, at the start of a lease, the lessee always obtains the right to use an asset for a period of time and has an obligation to pay for that right.

25 Ericsson | First Quarter Report 2019	Additional information

In the assessment of a lease contract the lease components are separated from non-lease components and the lease term is defined considering any extension or termination options.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted normally using the Company’s incremental borrowing rate. Lease payments included in the liability are fixed payments, variable payments depending on an index or rate, residual values and penalties for termination of contracts.

The right-of-use asset is initially measured at cost, which equals the amount of the initial measurement of lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received plus any initial direct costs, and restoration costs.

The Company applies the recognition exemption for short-term leases and leases for which the underlying asset is of low-value recognizing the lease payments for those leases as an expense on a straight-line basis over the lease term.

Leasing when the Company is the lessor

Leasing contracts with the Company as lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles. Under operating leases the equipment is recorded as property, plant and equipment and revenue as well as depreciation is recognized on a straight-line basis over the lease term.

APM impact in Q1 2019

Lease interest expense is reported under finance costs according to IFRS 16, which is different from prior to 2019, when it was embedded in the lease expense for operating leases, either as costs of sales or operating expenses. This has had a positive impact on the APM operating margin of approximately 0.3 percentage points, because lease interest expense is no longer a part of this measurement. The EBITA has increased with SEK 138 million for the same reason.

The reported amortization of lease liabilities is reported as financing cash flows under IFRS 16 and not as operating cash flows as prior to 2019. The impact of this reclassification is in Q1 2019 is SEK 604 million and impacts the APM Free cash flow. The APM Cash conversion has also improved for the same reason. The timing of the cash flows is not impacted.

Because right-of-use assets under IFRS 16 are included in total assets the APM capital employed has increased by approximately 5%. The APM equity ratio has decreased for the same reason.

Cash flow hedge accounting

The company has identified certain customer contracts where a fluctuation in the USD/SEK foreign exchange rate would significantly impact net sales and operating income recorded from the contracts. These contracts are multi-year contracts denominated in USD with highly probable payments at fixed points in time. From Q1 2019, the Company has entered into FX forward contracts that match the terms of the foreign exchange exposure as closely as possible and designated these as hedging instruments.

When applying hedge accounting, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to an ineffective portion is recognized immediately in the Income Statement within Financial income or expense. Upon recognition of the hedged net sales, the cumulative amount in cash flow hedge reserve is released from OCI as a reclassification adjustment and recognized in net sales.

Market area reporting

Changes applied in Q1 2019

As of Q1 2019, sales reported on Morocco is reported on market area Middle East and Africa (earlier Europe and Latin America). Comparative periods have been restated to reflect this change. In Q1 2019, these sales were SEK 151 (103) million. Also “Number of employees” by market area has been updated to reflect this change.

26 Ericsson | First Quarter Report 2019	Additional information

Net sales by segment by quarter

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	33,481	41,641	35,934	32,393	28,602
Of which Products	23,765	29,803	25,336	22,319	19,473
Of which Services	9,716	11,838	10,598	10,074	9,129
Digital Services	7,817	13,007	8,987	8,833	7,262
Of which Products	3,937	7,462	4,582	4,467	3,947
Of which Services	3,880	5,545	4,405	4,366	3,315
Managed Services	5,856	6,881	6,465	6,528	5,896
Emerging Business and Other	1,752	2,280	2,424	2,054	1,651

Total	48,906	63,809	53,810	49,808	43,411

	2019	2018
Sequential change, percent	Q1	Q4	Q3	Q2	Q1
Networks	-20%	16%	11%	13%	-23%
Of which Products	-20%	18%	14%	15%	-23%
Of which Services	-18%	12%	5%	10%	-22%
Digital Services	-40%	45%	2%	22%	-39%
Of which Products	-47%	63%	3%	13%	-39%
Of which Services	-30%	26%	1%	32%	-38%
Managed Services	-15%	6%	-1%	11%	-15%
Emerging Business and Other	-23%	-6%	18%	24%	-21%

Total	-23%	19%	8%	15%	-25%

	2019	2018
Year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	17%	12%	13%	2%	-10%
Of which Products	22%	17%	17%	5%	-11%
Of which Services	6%	1%	5%	-3%	-7%
Digital Services	8%	10%	1%	-11%	-10%
Of which Products	0%	16%	-6%	-17%	-9%
Of which Services	17%	3%	8%	-4%	-12%
Managed Services	-1%	0%	-2%	-2%	-6%
Emerging Business and Other	6%	9%	22%	2%	-7%

Total	13%	10%	9%	-1%	-9%

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	33,481	138,570	96,929	60,995	28,602
Of which Products	23,765	96,931	67,128	41,792	19,473
Of which Services	9,716	41,639	29,801	19,203	9,129
Digital Services	7,817	38,089	25,082	16,095	7,262
Of which Products	3,937	20,458	12,996	8,414	3,947
Of which Services	3,880	17,631	12,086	7,681	3,315
Managed Services	5,856	25,770	18,889	12,424	5,896
Emerging Business and Other	1,752	8,409	6,129	3,705	1,651

Total	48,906	210,838	147,029	93,219	43,411

	2019	2018
Year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17%	5%	2%	-4%	-10%
Of which Products	22%	7%	3%	-3%	-11%
Of which Services	6%	-1%	-2%	-5%	-7%
Digital Services	8%	-2%	-7%	-11%	-10%
Of which Products	0%	-3%	-11%	-13%	-9%
Of which Services	17%	-1%	-2%	-8%	-12%
Managed Services	-1%	-3%	-3%	-4%	-6%
Emerging Business and Other	6%	7%	6%	-2%	-7%

Total	13%	3%	0%	-5%	-9%

27 Ericsson | First Quarter Report 2019	Additional information

Sales growth adjusted for comparable units and currency

	2019	2018
Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	10%	6%	5%	2%	-2%
Digital Services	0%	5%	-6%	-12%	-3%
Managed Services	-5%	-5%	-8%	-3%	-4%
Emerging Business and Other	38%	1%	11%	1%	-2%

Total	7%	4%	1%	-1%	-2%

	2019	2018
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	10%	3%	2%	0%	-2%
Digital Services	0%	-4%	-7%	-8%	-3%
Managed Services	-5%	-5%	-5%	-3%	-4%
Emerging Business and Other	38%	3%	3%	-1%	-2%

Total	7%	1%	-1%	-2%	-2%

Gross income (loss) and gross margin by segment by quarter

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	14,455	16,626	14,835	12,565	11,127
Digital Services	2,878	-1,240	3,208	3,458	2,892
Managed Services	1,036	781	805	809	491
Emerging Business and Other	410	212	782	501	348

Total	18,779	16,379	19,630	17,333	14,858

	2019	2018
Isolated quarters, As percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	43.2%	39.9%	41.3%	38.8%	38.9%
Digital Services	36.8%	-9.5%	35.7%	39.1%	39.8%
Managed Services	17.7%	11.4%	12.5%	12.4%	8.3%
Emerging Business and Other	23.4%	9.3%	32.3%	24.4%	21.1%

Total	38.4%	25.7%	36.5%	34.8%	34.2%

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14,455	55,153	38,527	23,692	11,127
Digital Services	2,878	8,318	9,558	6,350	2,892
Managed Services	1,036	2,886	2,105	1,300	491
Emerging Business and Other	410	1,843	1,631	849	348

Total	18,779	68,200	51,821	32,191	14,858

	2019	2018
Year to date, As percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	43.2%	39.8%	39.7%	38.8%	38.9%
Digital Services	36.8%	21.8%	38.1%	39.5%	39.8%
Managed Services	17.7%	11.2%	11.1%	10.5%	8.3%
Emerging Business and Other	23.4%	21.9%	26.6%	22.9%	21.1%

Total	38.4%	32.3%	35.2%	34.5%	34.2%

28 Ericsson | First Quarter Report 2019	Additional information

Operating income (loss) and operating margin by segment by quarter

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	5,472	6,850	5,656	3,544	3,371
Digital Services	-1,798	-7,087	-1,784	-2,374	-2,607
Managed Services	1,252	285	409	299	100
Emerging Business and Other	-30	-1,900	-1,040	-1,304	-1,176

Total	4,896	-1,852	3,241	165	-312

	2019	2018
Isolated quarters, As percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	16.3%	16.5%	15.7%	10.9%	11.8%
Digital Services	-23.0%	-54.5%	-19.9%	-26.9%	-35.9%
Managed Services	21.4%	4.1%	6.3%	4.6%	1.7%
Emerging Business and Other	-1.7%	-83.3%	-42.9%	-63.5%	-71.2%

Total	10.0%	-2.9%	6.0%	0.3%	-0.7%

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5,472	19,421	12,571	6,915	3,371
Digital Services	-1,798	-13,852	-6,765	-4,981	-2,607
Managed Services	1,252	1,093	808	399	100
Emerging Business and Other	-30	-5,420	-3,520	-2,480	-1,176

Total	4,896	1,242	3,094	-147	-312

	2019	2018
Year to date As percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.3%	14.0%	13.0%	11.3%	11.8%
Digital Services	-23.0%	-36.4%	-27.0%	-30.9%	-35.9%
Managed Services	21.4%	4.2%	4.3%	3.2%	1.7%
Emerging Business and Other	-1.7%	-64.5%	-57.4%	-66.9%	-71.2%

Total	10.0%	0.6%	2.1%	-0.2%	-0.7%

29 Ericsson | First Quarter Report 2019	Additional information

EBITA and EBITA margin by segment by quarter

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	5,552	6,916	5,722	3,618	3,461
Digital Services	-1,638	-6,911	-1,608	-2,204	-2,443
Managed Services	1,253	288	411	303	105
Emerging Business and Other	43	-1,524	-940	-1,202	-1,088

Total	5,210	-1,231	3,585	515	35

	2019	2018
Isolated quarters As percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	16.6%	16.6%	15.9%	11.2%	12.1%
Digital Services	-21.0%	-53.1%	-17.9%	-25.0%	-33.6%
Managed Services	21.4%	4.2%	6.4%	4.6%	1.8%
Emerging Business and Other	2.5%	-66.8%	-38.8%	-58.5%	-65.9%

Total	10.7%	-1.9%	6.7%	1.0%	0.1%

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5,552	19,717	12,801	7,079	3,461
Digital Services	-1,638	-13,166	-6,255	-4,647	-2,443
Managed Services	1,253	1,107	819	408	105
Emerging Business and Other	43	-4,754	-3,230	-2,290	-1,088

Total	5,210	2,904	4,135	550	35

	2019	2018
Year to date As a percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.6%	14.2%	13.2%	11.6%	12.1%
Digital Services	-21.0%	-34.6%	-24.9%	-28.9%	-33.6%
Managed Services	21.4%	4.3%	4.3%	3.3%	1.8%
Emerging Business and Other	2.5%	-56.5%	-52.7%	-61.8%	-65.9%

Total	10.7%	1.4%	2.8%	0.6%	0.1%

30 Ericsson | First Quarter Report 2019	Additional information

Net sales by market area by quarter

	2019	2018 3)
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	6,148	8,244	7,985	6,981	6,379
North East Asia	3,824	8,387	5,773	4,764	3,385
North America	16,171	17,999	14,933	14,337	11,317
Europe and Latin America 1) 2)	13,124	17,909	14,697	13,999	12,958
Middle East and Africa	5,412	6,828	5,841	5,801	5,868
Other 1) 2)	4,227	4,442	4,581	3,926	3,504

Total	48,906	63,809	53,810	49,808	43,411

1) Of which in Sweden	192	375	429	596	915
2) Of which in EU	7,957	10,319	8,481	8,619	8,522

	2019	2018
Sequential change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-25%	3%	14%	9%	-19%
North East Asia	-54%	45%	21%	41%	-48%
North America	-10%	21%	4%	27%	-23%
Europe and Latin America 1) 2)	-27%	22%	5%	8%	-22%
Middle East and Africa	-21%	17%	1%	-1%	-25%
Other 1) 2)	-5%	-3%	17%	12%	-20%

Total	-23%	19%	8%	15%	-25%

1) Of which in Sweden	-49%	-13%	-28%	-35%	5%
2) Of which in EU	-23%	22%	-2%	1%	-21%

	2019	2018 3)
Year-over-year change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-4%	5%	2%	-3%	-24%
North East Asia	13%	30%	2%	-19%	-39%
North America	43%	23%	21%	11%	-6%
Europe and Latin America 1) 2)	1%	7%	11%	1%	8%
Middle East and Africa	-8%	-13%	-9%	-5%	6%
Other 1) 2)	21%	2%	19%	-7%	-17%

Total	13%	10%	9%	-1%	-9%

1) Of which in Sweden	-79%	-57%	-35%	-24%	-10%
2) Of which in EU	-7%	-5%	-2%	-1%	2%

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	6,148	29,589	21,345	13,360	6,379
North East Asia	3,824	22,309	13,922	8,149	3,385
North America	16,171	58,586	40,587	25,654	11,317
Europe and Latin America 1) 2)	13,124	59,563	41,654	26,957	12,958
Middle East and Africa	5,412	24,338	17,510	11,669	5,868
Other 1) 2)	4,227	16,453	12,011	7,430	3,504

Total	48,906	210,838	147,029	93,219	43,411

1) Of which in Sweden	192	2,315	1,940	1,511	915
2) Of which in EU	7,957	35,941	25,622	17,141	8,522

	2019	2018
Year to date, year-over-year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-4%	-6%	-9%	-15%	-24%
North East Asia	13%	-5%	-19%	-29%	-39%
North America	43%	13%	9%	3%	-6%
Europe and Latin America 1) 2)	1%	7%	6%	4%	8%
Middle East and Africa	-8%	-6%	-3%	0%	6%
Other 1) 2)	21%	-1%	-2%	-12%	-17%

Total	13%	3%	0%	-5%	-9%

1) Of which in Sweden	-79%	-31%	-21%	-16%	-10%
2) Of which in EU	-7%	-1%	0%	1%	2%

3)	2018 has been restated to reflect the move of Morocco from market area Europe and Latin America to Middle East and Africa. Please refer to “Market area reporting”.

31 Ericsson | First Quarter Report 2019	Additional information

Top 5 countries in sales

	Q1		Jan-Dec
Country Percentage of Net sales	2019	2018	2018
United States	35%	27%	29%
China	5%	4%	7%
India	4%	6%	4%
Australia	3%	3%	4%
Brazil	3%	3%	3%

Net sales by market area by segment

	Q1 2019
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	4,535	819	782	12	6,148
North East Asia	2,819	700	265	40	3,824
North America	13,270	1,809	1,070	22	16,171
Europe and Latin America	7,562	2,593	2,876	93	13,124
Middle East and Africa	3,105	1,442	863	2	5,412
Other	2,190	454	—	1,583	4,227

Total	33,481	7,817	5,856	1,752	48,906

Share of total	68%	16%	12%	4%	100%

	Q1 2019
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	-26%	-34%	-10%	-56%	-25%
North East Asia	-49%	-72%	-31%	122%	-54%
North America	-5%	-35%	-12%	-8%	-10%
Europe and Latin America	-26%	-38%	-14%	0%	-27%
Middle East and Africa	-20%	-24%	-18%	-33%	-21%
Other	13%	17%	—	-25%	-5%

Total	-20%	-40%	-15%	-23%	-23%

	Q1 2019
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	3%	-33%	8%	50%	-4%
North East Asia	26%	-4%	-31%	67%	13%
North America	42%	34%	80%	-21%	43%
Europe and Latin America	3%	14%	-11%	37%	1%
Middle East and Africa	-13%	7%	-9%	-50%	-8%
Other	33%	35%	-100%	4%	21%

Total	17%	8%	-1%	6%	13%

32 Ericsson | First Quarter Report 2019	Additional information

IPR licensing revenues by segment by quarter

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	2,066	1,759	1,755	1,486	1,522
Digital Services	454	387	385	326	334

Total	2,520	2,146	2,140	1,812	1,856

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	2,066	6,522	4,763	3,008	1,522
Digital Services	454	1,432	1,045	660	334

Total	2,520	7,954	5,808	3,668	1,856

Provisions

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Opening balance	16,008	8,695	9,534	9,030	9,879
Additions	1,401	8,930	1,491	1,974	1,315
Utilization/Cash out	-1,676	-1,436	-1,774	-1,486	-2,216
Of which restructuring	-557	-656	-1,236	-832	-1,424
Reversal of excess amounts	-125	-290	-127	-191	-117
Reclassification, translation difference and other	-3,575	109	-429	207	169

Closing balance	12,033	16,008	8,695	9,534	9,030

Of which restructuring	2,059	6,438	2,960	4,029	3,524

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	16,008	9,879	9,879	9,879	9,879
Additions	1,401	13,710	4,780	3,289	1,315
Utilization/Cash out	-1,676	-6,912	-5,476	-3,702	-2,216
Of which restructuring	-557	-4,148	-3,492	-2,256	-1,424
Reversal of excess amounts	-125	-725	-435	-308	-117
Reclassification, translation difference and other	-3,575	56	-53	376	169

Closing balance	12,033	16,008	8,695	9,534	9,030

Of which restructuring	2,059	6,438	2,960	4,029	3,524

33 Ericsson | First Quarter Report 2019	Additional information

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,314	1,080	1,088	951	856
Capitalized development expenses	457	195	151	325	254
IPR, brands and other intangible assets	1	27	—	1	—

Total	1,772	1,302	1,239	1,277	1,100

Depreciation, amortization and impairment losses
Property, plant and equipment	880	965	870	1,080	928
Capitalized development expenses	520	884	678	635	616
Goodwill, IPR, brands and other intangible assets	314	620	345	350	347

Total	1,714	2,469	1,893	2,065	1,891

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	1,314	3,975	2,895	1,807	856
Capitalized development expenses	457	925	730	579	254
IPR, brands and other intangible assets	1	28	1	1	—

Total	1,772	4,928	3,626	2,387	1,110

Depreciation, amortization and impairment losses
Property, plant and equipment	880	3,843	2,878	2,008	928
Capitalized development expenses	520	2,813	1,929	1,251	616
Goodwill, IPR, brands and other intangible assets	314	1,662	1,042	697	347

Total	1,714	8,318	5,849	3,956	1,891

34 Ericsson | First Quarter Report 2019	Additional information

Other information

	Jan-Mar		Jan-Dec
SEK million	2019	2018	2018
Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072
Number of treasury shares, end of period (million)	33	47	37
Number of shares outstanding, basic, end of period (million)	3,302	3,287	3,297
Numbers of shares outstanding, diluted, end of period (million)	3,326	3,323	3,323
Average number of treasury shares (million)	34	48	43
Average number of shares outstanding, basic (million)	3,300	3,286	3,291
Average number of shares outstanding, diluted (million) 1)	3,325	3,322	3,318
Earnings (loss) per share, basic (SEK)	0.70	-0.25	-1.98
Earnings (loss) per share, diluted (SEK) 1)	0.70	-0.25	-1.98
Earnings (loss) per share (Non-IFRS), diluted (SEK) 2)	0.80	0.11	0.27
Ratios
Days sales outstanding	108	107	91
Inventory turnover days	94	87	70
Payable days	92	84	72
Alternative Performance Measures (APMs)
Equity ratio (%)	29.8%	35.9%	32.7%
Return on equity (%)	10.8%	-3.5%	-7.1%
Return on capital employed (%)	12.7%	-1.0%	0.6%
Capital turnover (times)	1.3	1.1	1.4
Free cash flow	4,360	298	2,968
Cash conversion (%)	105.2%	-156.5%	601.2%
Exchange rates used in the consolidation
SEK/EUR- closing rate	10.40	10.28	10.25
SEK/USD- closing rate	9.26	8.34	8.94

Other
Market area inventory, end of period	19,346	17,364	16,505
Export sales from Sweden	22,486	20,679	109,969

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.

Number of employees

	2019	2018 2)
End of period	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	24,051	23,959	23,607	23,516	23,623
North East Asia	13,169	12,788	12,495	12,303	12,321
North America	9,246	9,727	9,459	9,510	9,798
Europe and Latin America 1)	43,833	44,522	44,594	45,643	47,437
Middle East and Africa	4,281	4,363	4,344	4,288	4,402

Total	94,580	95,359	94,499	95,260	97,581

1) Of which in Sweden	12,455	12,502	12,679	13,431	13,763

2)	2018 has been restated to reflect the move of Morocco from market area Europe and Latin America to Middle East and Africa. Please refer to “Market area reporting”.

35 Ericsson | First Quarter Report 2019	Additional information

Items excluding restructuring charges

Restructuring charges by function

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cost of sales	-65	-4,054	-204	-937	-743
Research and development expenses	-118	-251	-214	-502	-326
Selling and administrative expenses	-23	-106	-134	-441	-103

Total	-206	-4,411	-552	-1,880	-1,172

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-65	-5,938	-1,884	-1,680	-743
Research and development expenses	-118	-1,293	-1,042	-828	-326
Selling and administrative expenses	-23	-784	-678	-544	-103

Total	-206	-8,015	-3,604	-3,052	-1,172

Restructuring charges by segment

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	-10	-425	-128	-749	-479
of which cost of sales	-3	-439	-63	-469	-415
of which operating expenses	-7	14	-65	-280	-64
Digital Services	-187	-3,545	-358	-882	-581
of which cost of sales	-60	-3,369	-111	-303	-226
of which operating expenses	-127	-176	-247	-579	-355
Managed Services	-2	-70	-32	-123	-51
of which cost of sales	-1	-69	-28	-103	-48
of which operating expenses	-1	-1	-4	-20	-3
Emerging Business and Other	-7	-371	-34	-126	-61
of which cost of sales	-1	-177	-2	-62	-54
of which operating expenses	-6	-194	-32	-64	-7

Total	-206	-4,411	-552	-1,880	-1,172

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-10	-1,781	-1,356	-1,228	-479
of which cost of sales	-3	-1,386	-947	-884	-415
of which operating expenses	-7	-395	-409	-344	-64
Digital Services	-187	-5,366	-1,821	-1,463	-581
of which cost of sales	-60	-4,009	-640	-529	-226
of which operating expenses	-127	-1,357	-1,181	-934	-355
Managed Services	-2	-276	-206	-174	-51
of which cost of sales	-1	-248	-179	-151	-48
of which operating expenses	-1	-28	-27	-23	-3
Emerging Business and Other	-7	-592	-221	-187	-61
of which cost of sales	-1	-295	-118	-116	-54
of which operating expenses	-6	-297	-103	-71	-7

Total	-206	-8,015	-3,604	-3,052	-1,172

36 Ericsson | First Quarter Report 2019	Items excluding restructuring charges

Gross income (loss) and gross margin excluding restructuring charges by segment

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	14,458	17,065	14,898	13,034	11,542
Digital Services	2,938	2,129	3,319	3,761	3,118
Managed Services	1,037	850	833	912	539
Emerging Business and Other	411	389	784	563	402

Total	18,844	20,433	19,834	18,270	15,601

	2019	2018
Isolated quarters, As percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	43.2%	41.0%	41.5%	40.2%	40.4%
Digital Services	37.6%	16.4%	36.9%	42.6%	42.9%
Managed Services	17.7%	12.4%	12.9%	14.0%	9.1%
Emerging Business and Other	23.5%	17.1%	32.3%	27.4%	24.3%

Total	38.5%	32.0%	36.9%	36.7%	35.9%

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14,458	56,539	39,474	24,576	11,542
Digital Services	2,938	12,327	10,198	6,879	3,118
Managed Services	1,037	3,134	2,284	1,451	539
Emerging Business and Other	411	2,138	1,749	965	402

Total	18,844	74,138	53,705	33,871	15,601

	2019	2018
Year to date, As percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	43.2%	40.8%	40.7%	40.3%	40.4%
Digital Services	37.6%	32.4%	40.7%	42.7%	42.9%
Managed Services	17.7%	12.2%	12.1%	11.7%	9.1%
Emerging Business and Other	23.5%	25.4%	28.5%	26.0%	24.3%

Total	38.5%	35.2%	36.5%	36.3%	35.9%

37 Ericsson | First Quarter Report 2019	Items excluding restructuring charges

Operating income (loss) and operating margin excluding restructuring charges by segment

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	5,482	7,275	5,784	4,293	3,850
Digital Services	-1,611	-3,542	-1,426	-1,492	-2,026
Managed Services	1,254	355	441	422	151
Emerging Business and Other	-23	-1,529	-1,006	-1,178	-1,115

Total	5,102	2,559	3,793	2,045	860

	2019	2018
Isolated quarters, As percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	16.4%	17.5%	16.1%	13.3%	13.5%
Digital Services	-20.6%	-27.2%	-15.9%	-16.9%	-27.9%
Managed Services	21.4%	5.2%	6.8%	6.5%	2.6%
Emerging Business and Other	-1.3%	-67.1%	-41.5%	-57.4%	-67.5%

Total	10.4%	4.0%	7.0%	4.1%	2.0%

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5,482	21,202	13,927	8,143	3,850
Digital Services	-1,611	-8,486	-4,944	-3,518	-2,026
Managed Services	1,254	1,369	1,014	573	151
Emerging Business and Other	-23	-4,828	-3,299	-2,293	-1,115

Total	5,102	9,257	6,698	2,905	860

	2019	2018
Year to date, As percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.4%	15.3%	14.4%	13.4%	13.5%
Digital Services	-20.6%	-22.3%	-19.7%	-21.9%	-27.9%
Managed Services	21.4%	5.3%	5.4%	4.6%	2.6%
Emerging Business and Other	-1.3%	-57.4%	-53.8%	-61.9%	-67.5%

Total	10.4%	4.4%	4.6%	3.1%	2.0%

38 Ericsson | First Quarter Report 2019	Items excluding restructuring charges

Alternative performance measures

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

The implementation of IFRS 16 “Leasing” as of January 1, 2019, has had an impact on many of the APMs for 2019. For more information, see “Accounting polices” in this report. The APMs for 2018 has not changed. The definition of the APM Net cash has been clarified.

For additional information, see Alternative Performance Measures in the Ericsson Annual Report 2018.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2019	2018
Isolated quarter, year over year change	Q1	Q4	Q3	Q2	Q1
Reported net sales	48,906	63,809	53,810	49,808	43,411
Acquired business	—	—	—	—	—
Net FX impact	-2,932	-3,549	-3,748	-263	3,328
Comparable net sales, excluding FX impact	45,974	60,260	50,062	49,545	46,739
Comparable quarter net sales adjusted for divested business 1)	42,961	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	7%	4%	1%	-1%	-2%

	2019	2018
Year to date, year over year change	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	48,906	210,838	147,029	93,219	43,411
Acquired business	—	—	—	—	—
Net FX impact	-2,932	-4,232	-683	3,065	3,328
Comparable net sales, excluding FX impact	45,974	206,606	146,346	96,284	46,739
Comparable quarter net sales adjusted for divested business 1)	42,961	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	7%	1%	-1%	-2%	-2%

1)	Adjusted for MediaKind divestment.

39 Ericsson | First Quarter Report 2019	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and operating income (loss) are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Gross income	18,779	16,379	19,630	17,333	14,858
Net sales	48,906	63,809	53,810	49,808	43,411
Gross margin (%)	38.4%	25.7%	36.5%	34.8%	34.2%

Gross income	18,779	16,379	19,630	17,333	14,858
Restructuring charges included in cost of sales	65	4,054	204	937	743
Gross income, excluding restructuring charges	18,844	20,433	19,834	18,270	15,601
Net sales	48,906	63,809	53,810	49,808	43,411
Gross margin, excluding restructuring charges (%)	38.5%	32.0%	36.9%	36.7%	35.9%

Operating expenses	-14,639	-17,964	-16,422	-17,205	-15,257
Restructuring charges included in R&D expenses	118	251	214	502	326
Restructuring charges included in selling and administrative expenses	23	106	134	441	103
Operating expenses, excluding restructuring charges	-14,498	-17,607	-16,074	-16,262	-14,828

Operating income (loss)	4,896	-1,852	3,241	165	-312
Net sales	48,906	63,809	53,810	49,808	43,411
Operating margin (%)	10.0%	-2.9%	6.0%	0.3%	-0.7%

Operating income (loss)	4,896	-1,852	3,241	165	-312
Total restructuring charges	206	4,411	552	1,880	1,172
Operating income (loss), excluding restructuring charges	5,102	2,559	3,793	2,045	860
Net sales	48,906	63,809	53,810	49,808	43,411
Operating margin, excluding restructuring charges (%)	10.4%	4.0%	7.0%	4.1%	2.0%

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	18,779	68,200	51,821	32,191	14,858
Net sales	48,906	210,838	147,029	93,219	43,411
Gross margin (%)	38.4%	32.3%	35.2%	34.5%	34.2%

Gross income	18,779	68,200	51,821	32,191	14,858
Restructuring charges included in cost of sales	65	5,938	1,884	1,680	743
Gross income, excluding restructuring charges	18,844	74,138	53,705	33,871	15,601
Net sales	48,906	210,838	147,029	93,219	43,411
Gross margin, excluding restructuring charges (%)	38.5%	35.2%	36.5%	36.3%	35.9%

Operating expenses	-14,639	-66,848	-48,884	-32,462	-15,257
Restructuring charges included in R&D expenses	118	1,293	1,042	828	326
Restructuring charges included in selling and administrative expenses	23	784	678	544	103
Operating expenses, excluding restructuring charges	-14,498	-64,771	-47,164	-31,090	-14,828

Operating income (loss)	4,896	1,242	3,094	-147	-312
Net sales	48,906	210,838	147,029	93,219	43,411
Operating margin (%)	10.0%	0.6%	2.1%	-0.2%	-0.7%

Operating income (loss)	4,896	1,242	3,094	-147	-312
Total restructuring charges	206	8,015	3,604	3,052	1,172
Operating income (loss), excluding restructuring charges	5,102	9,257	6,698	2,905	860
Net sales	48,906	210,838	147,029	93,219	43,411
Operating margin, excluding restructuring charges (%)	10.4%	4.4%	4.6%	3.1%	2.0%

40 Ericsson | First Quarter Report 2019	Alternative performance measures

EBITA and EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income (loss)	2,403	-6,497	2,748	-1,802	-725
Taxes	1,888	3,930	-146	1,157	-128
Financial income and expenses	605	715	639	810	541
Amortization and write-downs of acquired intangibles	314	621	344	350	347
EBITA	5,210	-1,231	3,585	515	35
Net sales	48,906	63,809	53,810	49,808	43,411
EBITA margin (%)	10.7%	-1.9%	6.7%	1.0%	0.1%

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	2,403	-6,276	221	-2,527	-725
Taxes	1,888	4,813	883	1,029	-128
Financial income and expenses	605	2,705	1,990	1,351	541
Amortization and write-downs of acquired intangibles	314	1,662	1,041	697	347
EBITA	5,210	2,904	4,135	550	35
Net sales	48,906	210,838	147,029	93,219	43,411
EBITA margin (%)	10.7%	1.4%	2.8%	0.6%	0.1%

Cash conversion

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as a percentage.

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income (loss)	2,403	-6,497	2,748	-1,802	-725
Net income reconciled to cash	5,481	-98	2,916	-259	-1,005
Cash flow from operating activities	5,765	4,287	2,040	1,442	1,573
Cash conversion (%)	105.2%	-4374.5%	70.0%	-556.8%	-156.5%

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	2,403	-6,276	221	-2,527	-725
Net income reconciled to cash	5,481	1,554	1,652	-1,264	-1,005
Cash flow from operating activities	5,765	9,342	5,055	3,015	1,573
Cash conversion (%)	105.2%	601.2%	306.0%	-238.5%	-156.5%

41 Ericsson | First Quarter Report 2019	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2019	2018
SEK million	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	45,453	38,389	36,058	37,049	36,697
+ Interest-bearing securities, current	3,183	6,625	6,591	8,304	5,453
+ Interest-bearing securities, non-current	23,022	23,982	23,014	21,501	27,104
Gross cash, end of period	71,658	68,996	65,663	66,854	69,254
- Borrowings, current	3,015	2,255	2,463	2,642	2,554
- Borrowings, non-current	32,533	30,870	31,187	31,131	31,134
Net cash, end of period	36,110	35,871	32,013	33,081	35,566

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2019	2018
SEK million	Q1	Q4	Q3	Q2	Q1
Total assets	283,958	268,761	264,848	265,322	260,681

Non-interest-bearing provisions and liabilities
Provisions, non-current	2,670	5,471	3,420	2,819	2,597
Deferred tax liabilities	792	670	1,274	1,332	1,325
Other non-current liabilities	2,118	4,346	4,456	4,549	2,792
Provisions, current	9,363	10,537	5,275	6,715	6,435
Contract liabilities	38,605	29,348	30,108	30,959	30,391
Trade payables	30,842	29,883	28,914	28,563	26,453
Other current liabilities	38,528	38,891	36,323	35,746	37,888
Capital employed	161,040	149,615	155,078	154,639	152,800

Capital turnover

Annualized net sales divided by average capital employed.

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	48,906	63,809	53,810	49,808	43,411
Annualized net sales	195,624	255,236	215,240	199,232	173,644
Average capital employed
Capital employed at beginning of period	149,615	155,078	154,639	152,800	155,625
Capital employed at end of period	161,040	149,615	155,078	154,639	152,800
Average capital employed	155,328	152,347	154,859	153,720	154,213
Capital turnover (times)	1.3	1.7	1.4	1.3	1.1

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	48,906	210,838	147,029	93,219	43,411
Annualized net sales	195,624	210,838	196,039	186,438	173,644
Average capital employed
Capital employed at beginning of period	149,615	155,625	155,625	155,625	155,625
Capital employed at end of period	161,040	149,615	155,078	154,639	152,800
Average capital employed	155,328	152,620	155,352	155,132	154,213
Capital turnover (times)	1.3	1.4	1.3	1.2	1.1

42 Ericsson | First Quarter Report 2019	Alternative performance measures

Return on capital employed

The annualized total of operating income (loss) plus financial income as a percentage of average capital employed.

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Operating income (loss)	4,896	-1,852	3,241	165	-312
Financial income	38	-294	-225	275	-72
Annualized operating income (loss) + financial income	19,736	-8,584	12,064	1,760	-1,536
Average capital employed
Capital employed at beginning of period	149,615	155,078	154,639	152,800	155,625
Capital employed at end of period	161,040	149,615	155,078	154,639	152,800
Average capital employed	155,328	152,347	154,859	153,720	154,213
Return on capital employed (%)	12.7%	-5.6%	7.8%	1.1%	-1.0%

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Operating income (loss)	4,896	1,242	3,094	-147	-312
Financial income	38	-316	-22	203	-72
Annualized operating income (loss) + financial income	19,736	926	4,096	112	-1,536
Average capital employed
Capital employed at beginning of period	149,615	155,625	155,625	155,625	155,625
Capital employed at end of period	161,040	149,615	155,078	154,639	152,800
Average capital employed	155,328	152,620	155,352	155,132	154,213
Return on capital employed (%)	12.7%	0.6%	2.6%	0.1%	-1.0%

Equity ratio

Equity, expressed as a percentage of total assets.

	2019	2018
SEK million	Q1	Q4	Q3	Q2	Q1
Total equity	84,532	87,770	95,953	93,560	93,466
Total assets	283,958	268,761	264,848	265,322	260,681
Equity ratio (%)	29.8%	32.7%	36.2%	35.3%	35.9%

Return on equity

Annualized net income (loss) attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity.

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to stockholders of the parent company	2,317	-6,553	2,745	-1,885	-837
Annualized	9,268	-26,212	10,980	-7,540	-3,348
Average stockholders’ equity
Stockholders’ equity, beginning of period	86,978	95,087	92,689	92,703	96,935
Stockholders’ equity, end of period	84,619	86,978	95,087	92,689	92,703
Average stockholders’ equity	85,799	91,033	93,888	92,696	94,819
Return on equity (%)	10.8%	-28.8%	11.7%	-8.1%	-3.5%

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to stockholders of the parent company	2,317	-6,530	23	-2,722	-837
Annualized	9,268	-6,530	31	-5,444	-3,348
Average stockholders’ equity
Stockholders’ equity, beginning of period	86,978	96,935	96,935	96,935	96,935
Stockholders’ equity, end of period	84,619	86,978	95,087	92,689	92,703
Average stockholders’ equity	85,799	91,957	96,011	94,812	94,819
Return on equity (%)	10.8%	-7.1%	0.0%	-5.7%	-3.5%

43 Ericsson | First Quarter Report 2019	Alternative performance measures

Earnings (loss) per share (non-IFRS)

Earnings (loss) per share, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2019	2018
Isolated quarters, SEK	Q1	Q4	Q3	Q2	Q1
Earnings (loss) per share, diluted	0.70	-1.99	0.83	-0.58	-0.25
Restructuring charges	0.05	1.06	0.12	0.41	0.30
Amortization and write-downs of acquired intangibles	0.05	0.16	0.08	0.08	0.06
Earnings (loss) per share (non-IFRS)	0.80	-0.77	1.03	-0.09	0.11

	2019	2018
Year to date, SEK	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings (loss) per share, diluted	0.70	-1.98	0.01	-0.83	-0.25
Restructuring charges	0.05	1.88	0.82	0.71	0.30
Amortization and write-downs of acquired intangibles	0.05	0.37	0.21	0.14	0.06
Earnings (loss) per share (non-IFRS)	0.80	0.27	1.04	0.02	0.11

Free cash flow and free cash flow excluding M&A

Free cash flow: Cash flow from operating activities less net capital expenditures and other investments.

Free cash flow excluding M&A: Cash flow from operating activities less net capital expenditures and other investments (excluding M&A).

	2019	2018
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	5,765	4,287	2,040	1,442	1,573
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-1,314	-1,080	-1,088	-951	-856
Sales of property, plant and equipment	232	57	102	52	123
Product development	-457	-195	-151	-325	-254
Other investing activities	-165	-96	-190	-398	161
Free cash flow excluding M&A	4,061	2,973	713	-180	747
Acquisitions/divestments of subsidiaries and other operations, net	299	20	-425	-431	-449
Free cash flow	4,360	2,993	288	-611	298

	2019	2018
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	5,765	9,342	5,055	3,015	1,573
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-1,314	-3,975	-2,895	-1,807	-856
Sales of property, plant and equipment	232	334	277	175	123
Product development	-457	-925	-730	-579	-254
Other investing activities	-165	-523	-427	-237	161
Free cash flow excluding M&A	4,061	4,253	1,280	567	747
Acquisitions/divestments of subsidiaries and other operations, net	299	-1,285	-1,305	-880	-449
Free cash flow	4,360	2,968	-25	-313	298

44 Ericsson | First Quarter Report 2019	Alternative performance measures